Exhibit 8.1

List of Subsidiaries

	Jurisdiction of
Name of Subsidiary	Incorporation or Organization	Percentage of Ownership

Taoping Holdings Limited	British Virgin Islands	100%
Taoping Group (China) Ltd.	Hong Kong	100%
Taoping Digital Assets (Hong Kong) Limited	Hong Kong	100%
Taoping Digital Assets (Asia) Limited	Hong Kong	100%
Taoping Capital Limited	Hong Kong	100%
Kazakh Taoping Operation Management Co. Ltd.	Kazakhstan	100%
Kazakh Taoping Data Center Co. Ltd.	Kazakhstan	100%
Information Security IoT Tech. Co., Ltd.	PRC	100%
TopCloud Software (China) Co., Ltd.	PRC	100%
Taoping Digital Tech. (Jiangsu) Co., Ltd.	PRC	100%
Information Security Tech. (China) Co., Ltd.	PRC	100%
TopCloud Tech. (Chenzhou) Co., Ltd.	PRC	100%
Biznest Internet Tech. Co., Ltd.	PRC	100%
iASPEC Bocom IoT Tech. Co., Ltd.	PRC	100%
Taoping New Media Co., Ltd.	PRC	100%
Zhenjiang Taoping IoT Technology Co., Ltd	PRC	100%